FILED BY MERRILL LYNCH & CO., INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: NEW BLACKROCK, INC.
COMMISSION FILE NO. 333-134916
30 June 2006
A message from Merrill Lynch Investment Managers (MLIM) Marketing
Following the recent announcement of changes to the US Domestic Mutual Fund line-up to become effective post the completion of the merger of MLIM into BlackRock Inc, this e-mail is to inform you that we are seeking regulatory approval for a number of parallel Fund Management changes for MLIIF funds (expected to be effective 1 October 2006 — the proposed effective date for the merger). The effect of these proposed changes would be to move management responsibility for the MLIIF bond funds currently managed by MLIM investment teams based in Princeton to BlackRock investment teams based in New York:
MLIIF US Dollar Core Bond Fund to be managed by Keith Anderson / Scott Amero / Matthew Marra
MLIIF US Dollar Low Duration Bond Fund to be managed by Keith Anderson / Scott Amero / Todd Kopstein
MLIIF US Government Mortgage Fund to be managed by Eric Pellicciaro / Keith Anderson / Scott Amero
MLIIF US Dollar High Yield Bond Fund to be managed by Jeff Gary / Scott Amero
MLIIF Global High Yield Bond Fund (Euro) to be managed by Jeff Gary / Scott Amero
MLIIF World Income Fund to be managed by Andrew Gordon / Scott Thiel / Imran Hussain / Jeff Gary
MLIIF Asian Tiger Bond Fund to be managed by Imran Hussain / Andrew Gordon / Scott Thiel
MLIIF Emerging Markets Bond Fund to be managed by Imran Hussain / Andrew Gordon / Scott Thiel
Keith Anderson is Global CIO for Fixed Income at BlackRock (23 years investment experience, 18 years at BlackRock), Scott Amero is co-head of the Fixed Income team (21 years investment experience, 16 years at BlackRock), Jeff Gary is head of the High Yield team (18 years investment experience, 2 years at BlackRock), Andrew Gordon is co-head of the Global Fixed Income team (22 years investment experience, 10 years at BlackRock), Imran Hussain is head of the Emerging Markets team (16 years investment experience, 8 years at BlackRock), Todd Kopstein is head of the Asset-Backed team (12 years investment experience, all at BlackRock), Matthew Marra is a member of the Government / Agency team (11 years investment experience, all at BlackRock). Eric Pellicciaro is head of the Mortgages team (10 years investment experience, all at BlackRock) and Scott Thiel is co-head of the Global Fixed Income team (17 years investment experience, 4 years at BlackRock).
There will be no changes to Fund investment objectives as a consequence of the proposed Fund Management changes.
Current Fund Managers and teams remain responsible for these funds until these proposed changes are completed.
Prior to 1 October, we intend to develop a full range of supporting materials for these funds reflecting the relevant BlackRock investment processes.

Disclosure
In connection with the proposed transaction, a registration statement of New BlackRock Inc. (“New BlackRock”) which includes a preliminary proxy statement of New BlackRock and other materials have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available. Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. (“Merrill Lynch”), at the SEC’s Internet site (http://www.sec.gov).
Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding BlackRock’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated April 28, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available.
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Cautionary Language Concerning Forward-Looking Statements
Information contained in this document may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch’s and BlackRock’s control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch’s and BlackRock’s reports filed with the SEC for any additional information.